Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-149970, 333-149970-01 to 333-149970-08

CAPMARK FINANCIAL GROUP INC.

SUPPLEMENT NO. 4 TO
MARKET MAKING PROSPECTUS DATED
JULY 14, 2008

THE DATE OF THIS SUPPLEMENT IS OCTOBER 6, 2008

On October 6, 2008, Capmark Financial Group Inc. filed the attached
Amendment No. 1 to Current Report on Form 8-K/A.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 24, 2008

CAPMARK FINANCIAL GROUP INC.
(Exact name of registrant as specified in its charter)

Nevada	333-146211	91-1902188
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

411 Borel Avenue, Suite 320 San Mateo, California		94402
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (650) 572-6600

Not applicable.
(Former names or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Amendment No. 1 on Form 8-K/A amends Item 5.02(e) of the Current Report on Form 8-K filed by Capmark Financial Group Inc. with the Securities and Exchange Commission on September 30, 2008.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)           In connection with the resignation of D. Steven Lin from his position as Executive Vice President, Asian Operations, which was effective on September 30, 2008, Capmark Financial Group Inc. (the “Company”), Capmark Finance Inc. and Mr. Lin entered into a Confidential Release and Waiver of Claims dated October 3, 2008 (the “Release”).  The Release provides for (i) Mr. Lin’s release and waiver of claims against the Company and its affiliates; (ii) payment of release consideration to Mr. Lin in the amount of $600,000, which includes release of an outstanding deferred incentive compensation award; and (iii) agreements regarding non-disparagement of the Company and its affiliates, non-solicitation of employees of the Company or its affiliates and non-disclosure of confidential information relating to the Company or its affiliates.  The foregoing summary of the Release is qualified in its entirety by reference to the text of the Release, a copy of which is attached as an exhibit hereto and which is incorporated herein by reference.

Following Mr. Lin’s resignation, Michael I. Lipson, Executive Vice President, Servicing, has assumed the role of overall head of Asian Operations. The Company’s Asian lending operations now report to Morgan G. Earnest, II, Executive Vice President, North American Lending and Mortgage Banking and European Operations, and the Company’s Chinese and Japanese real estate equity investments operations now report to Barry S. Gersten, Executive Vice President, North American Lending and Mortgage Banking, European Operations and Investments and Funds Management. All other business units in Asia now report directly to Mr. Lipson.

Item 9.01 Financial Statements and Exhibits.

 (d)           Exhibits

Exhibit No.	Description

10.1	Confidential Release and Waiver of Claims by and between D. Steven Lin, Capmark Financial Group Inc. and Capmark Finance Inc.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Capmark Financial Group Inc.

/s/ Thomas L. Fairfield
Date: October 6, 2008	Name:	Thomas L. Fairfield
	Title:	Executive Vice President, Secretary and General Counsel

3

EXHIBIT INDEX

Exhibit No.	Description

10.1	Confidential Release and Waiver of Claims by and between D. Steven Lin, Capmark Financial Group Inc. and Capmark Finance Inc.

4

Exhibit 10.1

CONFIDENTIAL RELEASE AND WAIVER OF CLAIMS (“Release”)

1.               Release of Claims. In exchange for the benefits described in Paragraph 2 below, I, Dawson Steven Lin, hereby release and forever discharge Capmark Finance Inc. (“Capmark”), Capmark Financial Group Inc. (“Parent”) and Parent’s subsidiaries and related entities and companies, any and all of their respective employee benefit plans, fringe benefit plans or programs, and any and all of their respective present and past officers, directors, shareholders, employees, agents and representatives, and the successors and assigns of each (all of the foregoing, collectively and together with Capmark and Parent, the “Capmark Group”) from any and all manner of claims, suits, demands, actions, causes of action, administrative claims, liability, claims for damages, class action claims or other claims made on my behalf whatsoever that I, my heirs, representatives, agents, successors, guardians, trusts, trustees or assigns ever had, have now or may have, whether known or unknown, that arise on or before the date of my execution of this Release (collectively, the “Released Claims”). The Released Claims include but are not limited to any and all claims arising from or relating to my recruitment or hiring by, or my employment with, Capmark and/or any entity within the Capmark Group, any contingent or otherwise discretionary compensation awards or payments of any kind whatsoever, any Parent common stock (“Common Stock”) or options to purchase Common Stock issued to me, any provisions of my Amended and Restated Management Stockholder’s Agreement and Stock Option Agreements with Parent, any pending applications for employment with Capmark and/or any entity within the Capmark Group, or my separation of employment from Capmark and/or any entity within the Capmark Group including, but not limited to: (i) any claim (including any claim with respect to taxes of any kind) arising under the Employee Retirement Income Security Act of 1974, Title VII of the Civil Rights Act, 42 U.S.C. § 2000e et seq., the Pennsylvania Human Relations Act, 43 P.S. § 951 et seq., the Americans with Disabilities Act, 42 U.S.C. § 12101, et seq., the Family and Medical Leave Act, 29 U.S.C. § 2601 et seq., the Age Discrimination in Employment Act (“ADEA”), 29 U.S.C. § 621 et seq., any other federal, state or local law, or any law of any jurisdiction outside of the United States as applicable, (ii) breach of contract claims, (iii) defamation, wrongful discharge, emotional distress or any other tort claim, (iv) any common law claim, and (v) any claim for attorneys’ fees and costs, arising in law or equity. In addition, to the extent applicable, I expressly waive and release all rights under California Civil Code section 1542 which states (language in parentheses added):

A general release does not extend to claims which the creditor (e.g., employee) does not know or suspect to exist in his or her favor at the time of executing the release, which, if known by him or her, must have materially affected his settlement with the debtor (e.g., the employer).

Without limiting or modifying my release and waiver of the Released Claims as set forth herein, the Released Claims do not include any right, claim or remedy arising after the date on which I sign this Release nor does this Release prevent me from participating, cooperating, initiating or assisting in an investigation or proceeding conducted within the Capmark Group or by any government agency, oversight board, commission or other regulatory or investigative body; provided, however, with respect to any such investigation or proceeding or related charges, I hereby waive and release all claims for any recovery of monetary damages and any other form of personal relief attributable to events or omissions occurring on or before the date on which I sign this Release.

2.               Release Consideration. In consideration for my execution of this Release, Capmark (or its affiliate) agrees to make a lump sum severance payment to me in the total gross amount of Six Hundred Thousand U.S. Dollars (U.S. $600,000.00), less all applicable United States federal, state, local and international taxes, if applicable, and benefit withholdings. I acknowledge that in the absence of my execution of this Release, I would not be entitled to the benefits described in this Paragraph 2. I acknowledge further that such benefits are adequate and satisfactory consideration for me. Capmark (or its affiliate) agrees to make the payment referenced in this Paragraph 2 within 30 days after February 26, 2009, provided it has received an executed copy of this Release.

3.               Future Payments and Benefits. I agree and understand that the Capmark Group does not have and will not have any obligation to provide me at any time in the future with any payment or benefit other than those set forth in Paragraph 2 above, including but not limited to any bonus, commission, contingent compensation or equity repurchase payment, except for any (i) vested options that I may have under my stock option agreements dated March 23, 2006 and June 1, 2007, (ii) benefit to which I may be entitled under the terms of the Capmark Financial Group Inc. Savings Incentive Plan and the Consolidated Omnibus Budget Reconciliation Act (COBRA) and (iii) rights to the payments and benefits described in the Amended and Restated Human Resources Memorandum to me from Linda Pickles dated September 23, 2008.

4.               Non-disparagement. I agree that I will not make any disparaging comment, orally or in writing (including but not limited to email messages, blogs, text messages and other electronic transmissions), about any entity within the Capmark Group, or any shareholder, former or current employee, consultant, advisor, director, service or product of any entity within the Capmark Group, except as required by law or in connection with litigation or other governmental or regulatory proceeding, investigation or filing. I agree and acknowledge that I will use my best efforts to cooperate in the future with Capmark regarding questions that may arise from time to time regarding my duties at Capmark (or any other entity within the Capmark Group) while I was an employee.

5.               End of Employment. I agree that my last day of employment by Capmark is September 30, 2008 (the “Separation Date”) and that Capmark (and any other entity within the Capmark Group) has no obligation to re-employ or hire me in the future.

6.               Resignation. I hereby tender my resignation, effective as of the Separation Date, from all positions as an, employee, officer, director and any other appointment or designation (including but not limited to that of authorized signer) of or by any and all entities within the Capmark Group.

7.               Assignment. To the extent, if any, that I have rights in any invention, improvement, discovery, process, program, product or system developed by me during my employment with Capmark, I hereby irrevocably transfer, assign and convey such rights to Capmark and agree that Capmark shall be and remain the sole and exclusive owner of all right, title and interest in and to any such invention, improvement, discovery, process, program, product or system, including, but not limited to, all patent, copyright, trade secret and other proprietary rights therein that may be secured in any place under laws now or hereinafter in effect.

8.               Non-disclosure. I agree and acknowledge that during the course of my employment with Capmark, I had access and was privy to information, documents and other materials relating to the business of and entities within the Capmark Group that are confidential and/or proprietary to entities within the Capmark Group or which constitute or contain the trade secrets of entities within the Capmark Group (collectively “Confidential Information”), the disclosure of which could cause irreparable harm to entities within the Capmark Group. Examples of Confidential Information include, but are not limited to, borrower contact lists, source code, client information, and any deal-specific information. I agree not to discuss or disclose to any person or entity or use any of the Confidential Information without prior and specific written permission from Parent’s Executive Vice President & Chief Administrative Officer or General Counsel. I further agree that I have returned to Capmark all company property, including all Confidential Information, in my possession.

9.               Non-solicitation. I acknowledge and agree to remain bound by all of my covenants and obligations against soliciting or offering employment to any person employed by Capmark or any entity within the Capmark Group as set forth in each of my Amended and Restated Management Stockholder’s Agreements with Parent, respectively dated March 23, 2006 and June 1, 2007. Such covenants and obligations remain unchanged and survive the effective date of this Release in accordance with their terms.

10.         Successors and Assigns. Capmark’s rights under this Release shall inure to the benefit of and shall be binding upon the successors and assigns of Capmark. I shall not be entitled to assign any of my rights or obligations under this Release.

11.         No Admission. Nothing about the existence of this Release or any of its provisions shall be considered any type of admission of any wrongdoing, liability, fault or violation of law attributable to me or any person or entity within the Capmark Group.

12.         Confidentiality. I understand and agree that I have not and will not reveal, disclose or discuss in any fashion the contents or terms of this Release, except to immediate family members, tax advisors, legal counsel or as required by law, or to enforce the terms of this Release without prior express written consent of the Executive Vice President & Chief Administrative Officer of Parent or its General Counsel. I understand that Capmark will keep this Release confidential; provided, however, that the Capmark Group may, in its reasonable discretion, disclose the contents, terms and/or copies of this Release: (a) to those people who have a legitimate business reason to know, (b) to enforce the terms of this Release, (c) as required under any contractual obligation of any entity within the Capmark Group and (d) in accordance with applicable law, rule, regulation or other legal authority requiring such disclosure including, without limitation, any required filings with the Securities and Exchange Commission. I understand further that if Capmark receives inquiries from prospective employers or other third parties regarding my employment with Capmark, it will disclose only the dates of my employment and final job title. I agree to direct such inquires to Parent’s Human Resources Department.

13.         Governing Law. This Release is made and entered into in the accordance with the laws of the Commonwealth of Pennsylvania and shall in all respects be interpreted, enforced and governed under the laws of Pennsylvania.

14.         Entire Agreement. This Release contains the entire agreement of the parties with respect to the subject matter hereof and merges all prior negotiations, agreements and understandings, if any. No modification, release, discharge or waiver of any provision of this Release shall be of any force or effect unless made in writing and signed by me and Parent’s Executive Vice President & Chief Administrative Officer or General Counsel and specifically identified as a modification, release or discharge of this Release. If any term, clause or provision of this Release shall for any reason be adjudged invalid, unenforceable or void, the same shall not impair or invalidate any of the other provisions of this Release, all of which shall be performed in accordance with their respective terms.

12. Acknowledgments. By signing this Release, I acknowledge and agree that:

a.                                       I have carefully read and understood all of the provisions and terms of this Release;

b.                                      I have signed this Release knowingly and voluntarily;

c.                                       Capmark advises me to consult with counsel prior to signing this release;

d.                                      Capmark has provided me seven (7) calendar days from my receipt of this Release, to consider its terms (the “Consideration Period”), and the parties further agree that changes, if any, whether material or not, will not restart the Consideration Period;

e.                                       In signing this Release, I have not relied on any representations or statements, whether oral or written, other than the express language contained herein.

[Signature Page Follows]

I HAVE CAREFULLY READ THIS ENTIRE RELEASE. I UNDERSTAND THAT BY SIGNING THIS RELEASE, I AM WAIVING ALL CLAIMS AGAINST ANY AND ALL ENTITIES WITHIN THE CAPMARK GROUP RELATING TO MY EMPLOYMENT WITH CAPMARK AND THE SEPARATION OF MY EMPLOYMENT WITH CAPMARK AND/OR ANY ENTITY WITHIN THE CAPMARK GROUP.

IN WITNESS WHEREOF, and intending to be legally bound hereby, I have executed the foregoing Release as of October 3, 2008.

/s/ Dawson Steven Lin

Dawson Steven Lin

/s/ Evelyn G. Caigoy
Witness	(Signature)

Evelyn G. Caigoy
Witness Name

FOR AND ON BEHALF OF
CAPMARK FINANCIAL GROUP INC. AND
CAPMARK FINANCE INC.:

/s/ Linda Pickles
Linda Pickles
Executive Vice President &
Chief Administrative Officer